Columbia Funds Variable Insurance Trust

One Financial Center

Boston, Massachusetts 02111

January 22, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Allison White

Re:	Columbia Funds Variable Insurance Trust – File No. 33-14954

Preliminary Proxy Statement Filed December 18, 2009

Dear Ms. White:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on Thursday, December 24, 2009 with respect to the preliminary proxy statement (the “Proxy Statement”) for Columbia Funds Variable Insurance Trust (the “Registrant”) filed with the Commission on December 18, 2009 pursuant to Rule 14a-6(a) under the Securities Act of 1933, as amended (the “Securities Act”).

For convenience of reference, we have summarized each of the comments below, each of which is followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated.

1.	Comment. Please explain supplementally why Proposal 2 is contingent on Proposal 1.

Response. As explained in the Proxy Statement, both Proposal 1 and Proposal 2 are contingent on the Closing. If the Closing does not occur, neither the Proposed Advisory Agreement nor the Proposed Subadvisory Agreement will become effective, and the Subadvised Fund’s Current Advisory Agreement and Current Subadvisory Agreement will remain in effect. Proposal 2 also is contingent on Proposal 1. RiverSource, in its proposed capacity as investment adviser to the Subadvised Fund, would be a party to the Proposed Subadvisory Agreement. However, it is theoretically possible that the Closing occurs, but that Proposal 1 is not approved by shareholders of the Subadvised Fund. In such case, RiverSource would not be the investment adviser for the Subadvised Fund. If shareholders then approved Proposal 2, and Proposal 2 were not contingent on Proposal 1, the Subadvised Fund and Nordea would be party to a subadvisory agreement with an entity, RiverSource, that was not the Subadvised Fund’s investment adviser. The Registrant believes that such an outcome is best avoided, and that making Proposal 2 contingent on Proposal 1 is an appropriate means of avoiding such an outcome.

2.	Comment. Please confirm supplementally that no Fund will have a higher contractual investment advisory fee rate under the Proposed Advisory Agreement than it currently has under its Current Advisory Agreement.

Columbia Funds Variable Insurance Trust

January 22, 2010

Response. The Registrant confirms that no Fund will have a higher contractual investment advisory fee rate under the Proposed Advisory Agreement than it currently has under its Current Advisory Agreement.

3.	Comment. In the section captioned “Proposal 3 – Approve the Manager of Managers Proposal – The Manager of Managers Proposal – SEC Exemptive Order,” the Registrant states that the SEC Exemptive Order applies only with respect to unaffiliated subadvisers; however, when the Manager of Managers Proposal is discussed elsewhere in the Proxy Statement, it is unclear that the Manager of Managers Proposal relates only to unaffiliated subadvisers. Please revise the disclosure in each instance in which the Manager of Managers Proposal is described to clarify that the Manager of Managers Proposal relates only to unaffiliated subadvisers.

Response. The requested changes have been made. Disclosure in the sections captioned “Important Information to Help You Understand and Vote on the Proposals” and “General Overview” has been revised to indicate that the proposal relates only to unaffiliated subadvisers, and references to the proposals generally in other parts of the proxy statement have been similarly revised.

4.	Comment. Please add the disclosure required by Items 407(e)(4) and 407(e)(5) of Regulation S-K.

Response. Items 407(e)(4) and 407(e)(5) of Regulation S-K generally are implicated by Item 8 of Schedule 14A whenever action is to be taken at a shareholder meeting with regard to, among other things, the election of directors. Although action is to be taken at the Meeting with regard to the election of trustees, the flush language of Item 8 of Schedule 14A provides as follows: “In the case of investment companies registered under the Investment Company Act of 1940 . . . furnish the information required by Item 22(b)(13) of this Schedule 14A.” The Registrant believes the foregoing language properly is interpreted to mean that, in the case of registered investment companies, the information required by Item 22(b)(13) of Schedule 14A (which relates to both director compensation and, if applicable, officer compensation) should be provided in lieu of, rather than in addition to, the information required by Items 402, 407(e)(4) and 407(e)(5) of Regulation S-K (which relates to executive and director compensation).1 Accordingly, the requested change has not been made.

1.

In October 1992, the Commission substantially amended Item 402 of Regulation S-K to enhance disclosure by registrants regarding executive compensation, and also amended Item 8 of Schedule 14A to accommodate such amendments. See Executive Compensation Disclosure, Investment Company Act Release No. 19032, 57 F.R. 481236 (Oct. 21, 1992). Specifically, Item 8 required disclosure of the information required by Item 402 if action was to be taken at a shareholder meeting regarding, among other things, the election of directors. See id. Item 8, as revised, also stated:

In the case of investment companies registered under the Investment Company Act of 1940, furnish the information in Item 402(g) of Regulation S-K . . . and the information concerning compensation of directors and officers that is required to be included in the company’s registration statement form under the Investment Company Act in lieu of other compensation information required by Item 402. Id.

Consistent with the foregoing, the release stated:

Investment companies registered under the Investment Company Act have been excluded from the executive compensation and registrant performance disclosure requirements of revised Item 402, because the management functions of most such companies are performed by external managers. Instead, registered investment companies will comply with disclosure requirements prescribed by applicable Investment Company Act registration statements. Compensation of investment company directors, however, will continue to be disclosed in accordance with revised Item 402(g). Id.

Columbia Funds Variable Insurance Trust

January 22, 2010

5.	Comment. Please add the disclosure required by Item 9 of Schedule 14A.

Response. Item 9 of Schedule 14A requires the Registrant to furnish certain information regarding its relationship with its independent public accountant if, and only if, “the solicitation is made on behalf of the [R]egistrant and relates to: (1) the annual (or special meeting in lieu of annual) meeting of security holders at which directors are to be elected, or a solicitation of consents or authorizations in lieu of such meeting; or (2) the election, approval or ratification of the [R]egistrant’s accountant.…” In the present case, the solicitation is made on behalf of the Registrant and relates to a meeting of shareholders of the Registrant at which trustees are to be elected. However, Item 9 is implicated only if the shareholder meeting is an annual meeting or a special meeting in lieu of an annual meeting. Item 9 is not implicated if the shareholder meeting is a special meeting that is not in lieu of an annual meeting, even if directors are to be elected at the meeting. The Registrant is organized under the laws of the Commonwealth of Massachusetts as a voluntary, unincorporated organization with transferable shares of beneficial interest – commonly known as a “Massachusetts business trust.” A Massachusetts business trust is not required by state law to hold an annual meeting of shareholders, and neither the Registrant’s agreement and declaration of trust nor its bylaws requires the Registrant to hold an annual meeting of shareholders. Thus, the Registrant has no annual meetings of shareholders. Therefore, it is not possible for the Registrant to have a special meeting of shareholders that is “in lieu of” an annual meeting of shareholders. Because the Meeting is not a special meeting in lieu of an annual meeting, the Registrant is not required to include the disclosure contemplated by Item 9 of Schedule 14A in the Proxy Statement. Accordingly, the requested change has not been made.

6.	Comment. Please add the disclosure required by Item 407(b)(2) of Regulation S-K.

Response. Item 407(b)(2) of Regulation S-K requires the Registrant to “[d]escribe the [R]egistrant’s policy, if any, with regard to board members’ attendance at annual meetings of

In October 1994, the Commission substantially revised a number of proxy rules with respect to registered investment companies and, among other things, added Item 22 to Schedule 14A. See Amendments to Proxy Rules for Registered Investment Companies, Investment Company Act Release No. 20614, 59 F.R. 52689 (Oct. 13, 1994). In the release, the Commission stated:

Fund proxy statements are required to include information about the compensation of fund directors and officers in connection with the election of directors or proposals seeking shareholder approval of benefit plans in which directors or officers will participate. These requirements have been included in item 8 of Schedule 14A, which references Regulation S-K and fund registration statement forms. [Footnote] Item 8 also incorporates for funds the management compensation disclosure requirements in fund registration statement forms. Prior to recent revisions to the management compensation disclosure for operating companies, funds had been subject to the general compensation disclosure requirements of item 402. In the recent revisions, funds were excluded from amended item 402 and instead made subject to the registration statement form requirements. [End Footnote] Id. (internal citations excluded).

Removing the reference to registration statement form requirements, the Commission revised the portion of Item 8 of Schedule 14A quoted above to state:

In the case of investment companies registered under the Investment Company Act of 1940 and registrants that have elected to be regulated as business development companies, furnish the information required by Item 22(b)(6) of this Schedule. Id.

Item 22(b)(6) was the precursor to current Item 22(b)(13) and included, among other things, the still-applicable director compensation table.

Columbia Funds Variable Insurance Trust

January 22, 2010

security holders and [to] state the number of board members who attended the prior year’s annual meeting.” As explained above in its response to Comment 5, the Registrant is not required to hold, and therefore does not hold, annual meetings of its shareholders. Thus, the Registrant has no policy regarding board members’ attendance at annual shareholder meetings, and did not hold an annual meeting of its shareholders in the prior year. Because Item 407(b)(2) requires disclosure regarding the Registrant’s policy only if it has such a policy, and because the Registrant held no annual meeting of shareholders in the prior year, no disclosure is required by Item 407(b)(2) in the Proxy Statement. Accordingly, the requested change has not been made.

7.	Comment. The information in Appendices D, H, I and L is provided as of December 31, 2008. Please provide information as of a more recent date.

Response. The requested change has been made. The information in Appendices D, H and L is provided as of December 31, 2009, and the information in Appendix I is provided as of October 31, 2009.

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The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at (617) 772-3265.

Sincerely,

/s/ Peter T. Fariel
Peter T. Fariel
Assistant Secretary
Columbia Funds Variable Insurance Trust